
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of: March 2007

Commission File Number: 000-49917


NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
<u>Vancouver, British Columbia, Canada, V6C 1T2</u>
(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F ☒   Form 40-F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes   No ☒


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - _____

EXHIBIT LIST

Exhibit Number	**Description**
99.1	News Release of Nevada Geothermal Power Inc. dated March 1, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith

Don J.A. Smith
Chief Financial Officer and Secretary

Date: March 2, 2007

Exhibit 99.1

Nevada Geothermal Power Completes Private Placement,
Total Funds C$15,000,050

VANCOUVER, B.C. (March 1, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced that it has closed the second tranche of its previously announced private placement (February 12, 2007), including an over-allotment, for a total of 23,077,000 ("Units") at C$0.65 per Unit for gross proceeds of C$15,000,050. NGP issued 19,277,000 Units in the second tranche of the private placement.

Each Unit consists of one common share and one share purchase warrant (a "Warrant"). Each warrant entitles the holder to purchase one additional common share for a period of 24 months after closing at a price of C$1.10 per common share, subject to an acceleration provision such that if, at any time six months or more after the closing, the price per NGP share on the TSX Venture Exchange is C$1.65 or higher for ten (10) consecutive business days, then NGP shall give the investors notice that the Warrants must be exercised or they will expire within 30 days.

Dundee Securities Corporation ("Dundee") acted as lead underwriter on behalf of a syndicate of underwriters including Jacob & Company Securities Inc. (collectively, the "Underwriters"). The Underwriters received a 7% cash commission together with an option (the "Compensation Option") to acquire that number of Units that is equal to 8% of the number of Units issued. The Compensation Option entitles the Underwriters to purchase Units, exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. The securities are subject to a four month hold period.

The net proceeds of the offering will be used to fund further development at the Blue Mountain Geothermal site, development of other existing projects and for working capital.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

| **Nevada Geothermal Power Inc.** **Brian D. Fairbank, P. Eng.** President & CEO www.nevadageothermal.com | **Investor Inquiries** **Shelley Kirk** Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com **Tracy Weslosky or Fred Cowans** Managing Partners Pro-Edge Consultants Inc. Telephone: (416) 581-0177 Toll Free: (866) 544-9622 or info@pro-edge.com www.pro-edge.com |